FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

        Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of November 2006

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On November 15, 2006 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Nurit Benjamini

Title: Chief Financial Officer

Date: November 15, 2006

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Exhibit 1

Compugen Launches Predictive Discovery Platform

With 200,000 Novel Genomic Variations

GeneVa TM  Platform Presented at Cold Spring Harbor`s Pharmacogenomics Meeting

Cold Spring Harbor, NY - November 15, 2006 - Compugen Ltd. (Nasdaq:CGEN) announced today at the 2006 Cold Spring Harbor Meeting on Pharmacogenomics the launch of its GeneVa structural genomic variations platform providing predicted non-SNP (Single Nucleotide Polymorphism), medium and large-scale genetic variations in the human genome.

The important role of non-SNP, medium and large-scale genetic variations, has recently become increasingly apparent. SNPs are genomic locations where a single nucleotide can differ between individuals. Due to their high frequency in the human genome, a large number of techniques are used today to exploit SNP information for genotyping efforts. Recent reports show that medium and large-scale insertions and deletions are also a substantial source of polymorphism in humans and it is expected they will facilitate theranostic and disease predisposition studies with a higher degree of success than current SNP only approaches.

The GeneVa platform, which was announced today, currently incorporates a database - developed during the past year - of approximately 200,000 novel predicted insertions, deletions and copy-number variations in the human genome. This database was created by analyzing genomic, EST (Expressed Sequence Tag), disease related and other databases. A specialized computational biology analysis platform was developed to handle and integrate these disparate data sources, identify possible genomic structural variations and predict their association with specific disease pathways such as those associated with breast and colon cancer, diabetes type II and Parkinson`s disease.

Yossi Cohen, MD, VP Research and Discovery said, "This is another example of how the capabilities that have been developed over the past decade at Compugen now allow us to quickly address important unmet clinical needs with unique predictive platforms. In this case, we are confident that in less than a year from project initiation we have developed the largest structural non-SNP genomic variations database available today. We intend to utilize the GeneVa platform, on our own and with partners, to correlate patients` genetic profiles with clinical data such as drug response or disease predisposition and to identify novel biomarkers for drug development. We are also developing an experimental protocol that will enable such studies to be performed efficiently and cost effectively, handling thousands of variants and hundreds of patients at a fraction of the cost of generic techniques such as sequencing".

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About Compugen

Compugen`s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. The Company`s powerful discovery engines enable the predictive discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company`s decade-long pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. To date, Compugen`s product discovery efforts and its initial discovery engines have focused mainly within the areas of cancer, immune-related and cardiovascular diseases. The Company's primary commercialization pathway for its therapeutic and diagnostic product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading companies. Compugen has established an agricultural biotechnology affiliate - Evogene, and a small-molecule drug discovery affiliate - Keddem Bioscience. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as  "may", "expects", "anticipates", "believes", and "intends", and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:

Tsipi Haitovsky

Director, Corporate Communication

Compugen Ltd.

Email: tsipi@cgen.com

Tel: +972-52-5989892

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